July 20, 2022

July 20, 2022

VIA EDGAR

Eric McPhee

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Arlington Asset Investment Corp.
Form 10-K for fiscal year ended December 31, 2021
Filed March 10, 2022
File No. 001-34374

Dear Mr. McPhee:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated June 21, 2022 with respect to the Form 10‑K (File No. 001-34374) for the fiscal year ended December 31, 2021 of Arlington Asset Investment Corp. (the “Company”), which was filed with the Commission on March 10, 2022 (the “Form 10‑K”).

For convenience of reference, the Staff’s comments contained in your June 21 letter are reprinted below in italics, numbered to correspond with the paragraph number assigned in your letter, and are followed by the corresponding response of the Company.

Form 10-K for the year ended December 31, 2021

Economic Net Interest Income from Financial Assets, page 48

1.
We note that your non-GAAP measure 'Economic net interest income from financial assets' is reconciled to 'Net operating income from financial assets determined in accordance with GAAP,' which also appears to be a non-GAAP measure. Please tell us how your presentation is consistent with Item 10(e) of Regulation S-K; specifically, tell us how you determined that you have reconciled 'Economic net interest income from financial assets' to the most directly comparable GAAP measure.

RESPONSE:

The Company respectfully believes that its reconciliation of “economic net interest income from financial assets” to “net operating income from financial assets determined in accordance with GAAP” meets the requirements of Item 10(e) of Regulation S-K. Specifically, “net operating

July 20, 2022

income from financial assets determined in accordance with GAAP” is reconciled to “net operating income,” which is pulled directly from the Company’s GAAP income statement and is prominently disclosed on page 46 in close proximity to the non-GAAP measure “economic net interest income from financial assets.” However, the Company acknowledges the Staff’s comment and will not include the measure “economic net interest income from financial assets” in future filings.

2.
It appears that 'Economic net interest income from financial assets' excludes interest expense for long-term unsecured debt. Please tell us how you determined it was appropriate to exclude this component of interest expense from this measure. Reference is made to Item 10(e) of Regulation S-K.

RESPONSE:

The Company determined it was appropriate to exclude interest expense from the Company’s long-term unsecured debt from the non-GAAP measure “economic net interest income from financial assets” primarily because the Company does not deploy capital from its long-term unsecured debt solely to fund investments in financial assets (rather, the Company uses such capital to fund all of its investment classes and/or for general corporate purposes). In this regard, the Company respectfully believes that its presentation of “economic net interest income from financial assets” meets the requirements of Item 10(e) of Regulation S-K. However, the Company acknowledges the Staff’s comment and will not include the measure “economic net interest income from financial assets” in future filings.

Non-GAAP Core Operating Income, page 52

3.
We note your disclosure of Non-GAAP Core Operating Income. This non-GAAP measure include an adjustment for various realized and unrealized gains and losses. In light of this adjustment, please tell us how you determined it was appropriate to title this measure as core operating income.

RESPONSE:

In response to the Staff’s comment, the Company will revise its title of its non-GAAP measure “core operating income” to “earnings available for distribution” in future filings.

4.
We note your table on page 52. It appears this presentation may be a non-GAAP income statement. Please tell us how you considered the guidance in Question 102.10 of the Division’s Compliance and Disclosure Interpretations for Non- GAAP Financial Measures in determining that your presentation was appropriate.

RESPONSE:

July 20, 2022

The Company respectfully believes that its table presenting “non-GAAP core operating income” is not a full non-GAAP income statement as contemplated by Question 102.10, primarily because such table (i) does not include all of the components of the Company’s income statement and (ii) is not presented nearly as prominently as the Company’s GAAP measures. However, the Company acknowledges the Staff’s comment and will not include this table in future filings.

Notes to Consolidated Financial Statements

Note 7. Investments in MSR Financing Receivables, page F-12

5.
We note your investments in MSR Financing Receivables. Please provide us with a detailed analysis describing your accounting for these investments and your basis in U.S. GAAP for such accounting. Your response should address, but not be limited to the following:
a.
Please tell us who is the mortgage servicing counterparty and if they are an affiliate of your company.

b.
It appears that you bear the risk related to demands from the counterparty's lender for additional collateral to meet margin calls and you have the ability to utilize approximately 83% of its available capacity under its credit facility. Please clarify for us the nature of these and any other risks and rewards related to your investments in the MSR Financing Receivables. In addition, please tell us what consideration you gave to consolidating the counterparty. Your response should address your ability to direct the activities of the entity and your obligation to absorb losses.
c.
In light of your requirement to provide the mortgage servicing counterparty with additional funds to meet a margin call, please tell us what consideration was given to recording the counterparty's debt as a liability within your financial statements.
d.
We note that you have elected to allow the mortgage servicing counterparty to leverage the MSR financing receivables, and that as of December 31, 2021, the counterparty had obtained approximately $40.4 million of financing secured by the MSRs to which the Company's MSR financing receivables are referenced. Please clarify how you have accounted for this transaction and reference the authoritative accounting literature management relied upon.

RESPONSE:

As noted in its Form 10-K, the Company does not hold the requisite licenses to acquire or hold mortgage servicing rights (“MSRs”) directly. In order to garner the economic return of an investment in MSRs, the Company entered into a contractual financing arrangement with Seneca Mortgage Investments LP, which wholly owns a fully licensed, residential mortgage loan servicer, Seneca Mortgage Servicing LLC (herein referred to collectively along with Seneca Mortgage Investments LP as “Seneca”) that was founded in 2008 and approved by the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”) (collectively, the “government-sponsored enterprises” or “GSEs”), as well as the U.S. Department of Housing and Urban Development and the U.S. Department of Veterans affairs. Seneca is not an affiliate of the Company. The Company had no prior involvement with Seneca until its current contractual financing relationship was established on December 31, 2020.

July 20, 2022

Under its contractual financing arrangement, the Company provides financing to Seneca which Seneca uses to acquire and hold MSRs for GSE-held residential mortgage loans. The Company’s return on its financing receivable is based upon the performance of a reference pool of MSRs acquired and held by Seneca.

Consolidation Analysis

In evaluating the appropriate accounting model for investments made pursuant to its contractual financing arrangement with Seneca, the Company first considered the consolidation guidance in Accounting Standards Codification (“ASC”) Topic 810, Consolidation. The Company notes that Seneca (directly) is the legal entity that serves as the Company’s counterparty within the contractual arrangement. No special purpose vehicles were created to facilitate the Company’s contractual financing arrangement with Seneca. Accordingly, the purpose of the Company’s consolidation analysis was to determine if the contractual financing arrangement provides the Company with a controlling financial interest in its counterparty, Seneca.

In sequentially performing the consolidation analysis prescribed by ASC Subtopic 810-10, the Company determined that none of the scope exceptions from the consolidation guidance or the variable interest entity (“VIE”) Subsection described in ASC 810-10-15-12 and ASC 810-10-15-17, respectively, were applicable in its fact pattern. Next, the Company determined that its contractual financing arrangement provides it with a variable interest in Seneca as the Company’s return on the financing provided is based upon the performance of a pool of reference MSRs held by Seneca. The Company then evaluated whether Seneca is a VIE. ASC 810-10-05-8 defines VIEs as follows:

“…certain legal entities in which equity investors do not have sufficient equity at risk for the legal entity to finance its activities without additional subordinated financial support or, as a group, the holders of the equity investment at risk lack any one of the following three characteristics:

a.
The power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance
b.
The obligation to absorb the expected losses of the legal entity
c.
The right to receive the expected residual returns of the legal entity.”

The Company concluded that Seneca is not a VIE on the basis of the following:

▪
Seneca was designed such that the entity’s equity holders have sufficient equity at risk to finance its activities without additional subordinated financial support.

Seneca’s wholly owned servicing entity was designed by its equity holders to operate as a fully licensed, national, GSE approved residential mortgage loan servicer and has done so since its formation in 2008. The entity was designed with sufficient equity at risk to finance its activities without the need for additional subordinated financial support. If the Company were to terminate its contractual financing arrangement with Seneca, Seneca would continue to have sufficient equity at risk to finance its activities in the same manner it demonstrated for 12 years prior to the existence of the arrangement.

July 20, 2022

▪
Seneca’s equity holders have the power to direct the activities that most significantly impact its economic performance.

The economic performance of Seneca is most significantly impacted by the performance of its assets, including its MSRs. The economic performance of Seneca’s assets are most significantly impacted (i) by the procurement (that is, the evaluation, selection, purchase price negotiation and acquisition) of its assets and (ii) the servicing and management of those assets, which includes Seneca’s efforts to secure itself as the servicer of new loans to the borrowers of existing serviced loans who may be exploring refinancing options as well as improve the payment performance of, and mitigate potential losses from, delinquent or otherwise troubled loans. Seneca’s management is accountable solely to Seneca’s equity holders, providing its equity holders with the power to oversee and direct the entity’s asset procurement processes as well as the servicing and management of those assets. No parties beyond the equity holders of Seneca have the power to direct the activities that most significantly impact the performance of Seneca’s assets.

Subsequent to the Company’s establishment of its contractual financing arrangement with Seneca, Seneca sought out, negotiated the terms of and procured on April 30, 2021 a secured credit facility with a third-party lender under which it may pledge its MSRs as collateral for additional financing advances. The Company did not participate in the selection of the third-party lender or in the negotiation of the terms of the secured credit facility. Pursuant to the secured credit facility, Seneca may obtain financing advances at an amount up to 60 percent of the fair value of the MSRs pledged as collateral. While Seneca’s utilization and management of financial leverage through its secured credit facility does, indeed, impact the entity’s economic performance, it does not do so to the same degree as the procurement, servicing and management of its assets which are, as previously discussed, the activities that most significantly impact Seneca’s economic performance.

At the Company’s request, Seneca may, but is not required to, pledge the MSRs to which the Company’s financing receivable is refenced as collateral under its secured credit facility in order obtain incremental financing for Seneca’s acquisition of additional MSRs to be added to the Company’s financing receivable reference pool of assets as a means to increase potential investment returns. The Company notes that, while, through its non-binding requests, it may exercise some degree of influence over Seneca’s utilization and management of a portion of its financial leverage obtained through its secured credit facility, it does not possess the full power to direct such activities. In addition, as previously noted, Seneca’s utilization and management of financial leverage through its secured credit facility does not impact the entity’s economic performance to the same degree as the procurement, servicing and management of its assets.

▪
Seneca’s equity holders have the obligation to absorb expected losses and the right to receive expected residual returns of the entity.

After reaching the conclusion that Seneca is not a VIE, the Company then evaluated Seneca for consolidation under the voting interest model within ASC Subtopic 810-10. In its evaluation, the Company noted that Seneca’s voting interests are held solely by its equity holders. As a provider

July 20, 2022

of financing, the Company does not hold any voting interests in Seneca nor does it hold any participation rights (substantive or otherwise). Accordingly, the Company concluded that it should not consolidate the financial statements of Seneca. In response to one of the Staff’s comments, in reaching the conclusion that the Company should not consolidate the financial statements of Seneca, the Company determined that it should not record Seneca’s debt obtained from the third-party secured credit facility as a liability within the Company’s financial statements.

Determination of the Appropriate Accounting Model Applicable to the Company’s MSR Financing Receivables

In determining the appropriate accounting model applicable to the Company’s MSR financing receivables, the Company first determined whether such investments should be accounted for as a derivative instrument within the scope of ASC Topic 815, Derivatives and Hedging. ASC 815-10-15-83 defines a derivative instrument as a financial instrument that has all of the following characteristics:

(i)
has an underlying and a notional amount or payment provision
(ii)
requires little or no initial net investment
(iii)
provides for net settlement

The Company determined that its MSR financing receivables, in their entirety, do not meet the definition of a derivative instrument. While the Company’s MSR financing receivables have an underlying, notional amount, payment provision as well as provide for net settlement, they require a substantial initial net investment and, therefore, do not have all three required characteristics of a derivative instrument.

The Company also determined that any embedded derivative instruments within its MSR financing receivables, should they exist, would not be required to be separated from the host contract and accounted for individually. The Company has elected to apply the “fair value option” provided by ASC Topic 825, Financial Instruments, to its MSR financing receivables, measuring their fair value on a recurring basis with periodic changes in fair value reflected in net income. As described in ASC 815-15-25-1, any embedded derivative instruments, should they exist, are not required to be separated from the host contract and accounted for individually if the entire hybrid instrument is measured at fair value on a recurring basis, which would include instruments for which the fair value option has been elected.

As previously noted, the Company does not hold the requisite licenses to acquire or hold MSRs directly. Seneca, as the legal holder of the MSRs to which the Company’s MSR financing receivables are referenced, retains and accounts for the underlying MSRs within its audited GAAP financial statements in accordance with the MSR accounting guidance within ASC Topic 860, Transfers and Servicing. Because the Company does not hold legal title to the servicing contracts for the underlying reference pool of loans as the servicing contracts did not transfer from Seneca to the Company, the Company determined that the MSR accounting guidance within ASC Topic 860 was not applicable to its MSR financing receivables. Further, the Company noted that ASC 860-20-35-2 requires any financial asset, except those accounted for as a derivative instrument in accordance with ASC Topic 815, that can contractually be prepaid or otherwise settled in such a way that the holder would not recover substantially all of its recorded

July 20, 2022

investment to be accounted for like an investment in a debt security classified as available for sale or trading under ASC Topic 320, Investments – Debt and Equity Securities. The Company’s MSR financing receivables represent financial assets that, due to the prepayment option embedded in the underlying reference pool of mortgage loans, may be contractually prepaid in such a way that the Company would not recover substantially all of its initial recorded investment. Accordingly, the Company is required to account for such investments like investments in debt securities under ASC Topic 320. The Company’s fair value option election for its MSR financing receivables is synonymous with classifying such investments as trading; accordingly, the Company should apply ASC Topic 320 to such investments as it would to its investments in debt securities classified as trading securities.

The Company determined that it should apply the interest income recognition model prescribed by ASC Subtopic ASC 325-40, Beneficial Interests in Securitized Financial Assets, to its MSR financing receivables. The Company’s MSR financing receivables have all four scoping characteristics described in ASC 325-40-15-3, which are as follows:

(i)
are either debt securities under ASC Subtopic 320-10 or required to be accounted for like debt securities pursuant to ASC 860-20-35-2
(ii)
have contractual cash flows
(iii)
do not result in the holder’s consolidation of the issuing entity
(iv)
do not have both of the following characteristics:
a.
are of high credit quality
b.
cannot contractually be prepaid or otherwise settled in such a way that the holder would not recover substantially all of its recorded investment

Accordingly, the Company calculates and reports interest income for its MSR financing receivables in a manner consistent with its investments in debt securities that fall within the scope of ASC Subtopic 325-40. In accordance with ASC Subtopic 325-40, the Company calculates the effective yield of its MSR financing receivables by solving for the single discount rate that equates the present value of the Company’s estimate of the amount and timing of the cash flows expected to be collected from the receivables to its recorded investment. In accordance with ASC 325-40-30-2, the Company’s estimates of cash flows expected to be collected (and, in turn, effective yield) for its MSR financing receivables reflect all components of Seneca monthly net reference payment obligation, which are comprised of the following:

▪
projections of the monthly net cash flows of the underlying reference pool of MSRs; net of
▪
projections of Seneca’s monthly interest payments and principal repayments related to advances obtained via its third-party secured financing facility collateralized by MSRs to which the Company’s MSR financing receivables are referenced; and
▪
projections of fees payable to Seneca.

In accordance with ASC 325-40-35, subsequent to the initial recognition of its MSR financing receivables, the amount of periodic interest income recognized is determined by applying the receivables’ effective yield to its amortized purchase cost, or “reference amount.” The reference amount is equal to the initial investment less cash received to date plus the accretion of interest income recognized to date. In each subsequent reporting period, the amount and timing of cash flows expected to be collected from the MSR financing receivables are re-estimated based upon

July 20, 2022

current information and events. To the extent actual cash flows exceed (or fall short) of prior estimates and/or a positive (or negative) change occurs in the estimate of expected remaining cash flows, a revised higher (or lower) effective yield will be determined such that the positive (or negative) change in cash flows is recognized as incremental (or reduced) interest income over the remaining life of the investment.

Disclosure of the Risks and Rewards of the Company’s MSR Financing Receivables

The Company’s MSR financing receivables provide the Company with exposure to the economic risks and rewards of the underlying reference pool of MSRs held by Seneca as well as any leverage secured by such reference pool of MSRs. In addition, the Company is exposed to the risk that Seneca defaults on its payment obligation. The Company believes it has provided appropriate disclosure about the nature of the risks and rewards of its MSR financing receivables in its Form 10-K as follows:

Risk	Form 10-K Disclosure Reference

Liquidity risk, including risks related to Seneca’s use of financial leverage via its third-party secured credit facility and the Company’s obligation to provide financing to fund associated margin calls if the fair value of the pledged MSRs were to decline

Page 6 Page 23 Pages 58-59
Prepayment, interest rate and valuation risk	Pages 16-17 Page 25 Page 49 Pages 61-62 Pages 63-64
Counterparty default risk	Pages 21-23

In addition, on page 43, the Company provided transparent disclosure of each component underlying item from which the balance sheet carrying value (i.e., fair value) of its MSR financing receivables is derived, including the fair value of the underlying pool of reference MSRs held by Seneca and the balance of the third-party secured financing obtained by Seneca collateralized by the pool of reference MSRs. Within the table, the Company also provides the implicit debt-to-equity leverage ratio inherent to its MSR financing receivables.

MSR Financing Receivable Underlying Reference Amounts:
MSRs	Financing	Advances Receivable	Cash and Other Net Receivables	Counterparty Incentive Fee Accrual	MSR Financing Receivables	Implicit Leverage
$157,640	$(40,398)	$3,731	$7,865	$(3,820)	$125,018	0.32

On page 43, the Company also provided information about the characteristics of the underlying reference pool of MSRs held by Seneca.

July 20, 2022

Underlying Reference MSRs:
Holder of Loans	Unpaid Principal Balance	Weighted-Average Note Rate	Weighted-Average Servicing Fee	Weighted-Average Loan Age	Price	Multiple (1)	Fair Value
Fannie Mae	$14,020,461	2.94%	0.25%	11 months	1.11%	4.38	$155,195
Freddie Mac	223,975	2.98%	0.25%	8 months	1.09%	4.35	2,445
Total/weighted-average	$14,244,436	2.94%	0.25%	11 months	1.11%	4.38	$157,640

(1) Calculated as the underlying MSR price divided by the weighted-average servicing fee.

* * * * *

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact me at 703-373-0200.

Very truly yours,

/s/ Richard E. Konzmann

Richard E. Konzmann
Executive Vice President, Chief Financial Officer and Treasurer

cc: Robert K. Smith, Hunton Andrews Kurth LLP